EDUCATION MANAGEMENT CORPORATION
210 Sixth Avenue
33rd Floor
Pittsburgh, Pennsylvania 15222
September 29, 2009
Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street, NE
Washington, DC 20549

Re:	Education Management Corporation Registration Statement on Form S-1 (File No. 333-148259) Registration Statement on Form 8-A
Ladies and Gentlemen:
     In accordance with Rule 461 under the Securities Act of 1933, as amended, Education Management Corporation (the “Company”) hereby requests that the effective date for the Registration Statement referred to above (the “Form S-1”) be accelerated so that it will be declared effective at 3:00 p.m., Eastern Daylight Time, on October 1, 2009, or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.
     We understand that the Company’s Registration Statement on Form 8-A (filed with the Commission on September 22, 2009, File No. 001-34466) under the Securities Exchange Act of 1934, as amended, shall become effective simultaneously with the Form S-1 pursuant to General Instruction A(c)(2) of Form 8-A.
     In connection with this request, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
September 29, 2009

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Education Management Corporation
By:	/s/ J. Devitt Kramer
J. Devitt Kramer
Senior Vice President, General Counsel and Secretary